X-17A-5



10032926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45147

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: METCAP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 LEXINGTON AVENUE, 10TH FLLOR
(No. and Street)

NEW YORK	NY	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Murray Forman 212-370-3933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

RECEIVED FEB 23 2010 U.S. SECURITIES AND EXCHANGE COMMISSION NEW YORK REGIONAL OFFICE BROKER-DEALER INSPECTION PROGRAM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, MURRAY FORMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of METCAP SECURITIES, LLC, as of February 19, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Notary Public

ALAN M. BLECHER
NOTARY PUBLIC-STATE OF NEW YORK
No. 02BL4991917
Qualified In New York County
My Commission Expires February 10, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
MetCap Securities, LLC

We have audited the accompanying statement of financial condition of MetCap Securities, LLC, a wholly owned subsidiary of MetCap Holding LLC, as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MetCap Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, New York
February 18, 2010

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

MetCap Securities, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	78,373
Prepaid Expenses		2,627
Total Assets	$	81,000
Liabilities and Member's Equity		
Accounts Payable	$	1,434
Accrued Expenses		33,673
Total Liabilities		35,107
Member's Equity		45,893
Total Liabilities and Member's Equity	$	81,000

See accompanying notes to financial statements.

METCAP SECURITIES, LLC
(A Limited Liability Company)

Notes to Financial Statements

December 31, 2009

NOTE 1: NATURE OF BUSINESS

MetCap Securities, LLC (the "Company") is a New York limited liability company and is wholly owned by MetCap Holding, LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations are primarily comprised of management advisory services and private placement of securities.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advisory Fees, Private Placement Fees and Commissions

Advisory fees and private placement fees are recorded in accordance with the terms of the agreements.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, its Sole Member reports the Company's income or loss on its income tax returns.

New Accounting Pronouncement

Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes – an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions. The adoption of FIN 48 did not have an effect on the Company's financial position as of January 1, 2009 or the Company's results of operations and cash flows for the year ended December 31, 2009. The Company is no longer subject to Federal or state and local income tax examinations by tax authorities for the years before 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

METCAP SECURITIES, LLC
(A Limited Liability Company)

Notes to Financial Statements

December 31, 2009

NOTE 3: EXEMPTION FROM RULE 15c3-3

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 4: NET CAPITAL REQUIREMENT

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $43,266 which was $38,266 in excess of its minimum requirement of $5,000.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company's owner provides it with office space on a rent-free basis.

NOTE 6: CONCENTRATIONS

The Company earned advisory fees from two clients of which one client totaled $44,601 which amounted to 79% of revenues.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 18, 2010, the date the financial statements were available to be issued.